

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2021

Cynthia W. Hu
COO (U.S.), General Counsel & Secretary
CASI PHARMACEUTICALS, INC.
9620 Medical Center Drive
Suite 300
Rockville, Maryland

        Re: **CASI PHARMACEUTICALS, INC.**
                  Form 10-Q for the quarterly period ended September 30, 2020
                  Exhibit No. 10.1 and 10.2
                  Filed November 9, 2020
                  File No. 000-20713

Dear Ms Hu:

      We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                            Sincerely,

                            Division of Corporation Finance